Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled "Caution Concerning Forward-Looking Statements" later in this release.

BCE reports third quarter 2016 results

  Net earnings increased 1.1% to $800 million; net earnings attributable to common shareholders up 1.8% to $752 million or $0.87 per common share; adjusted net earnings of $784 million delivered adjusted EPS of $0.91 in line with Q3 plan
  Cash flow from operating activities of $1,943 million up 3.5%, generating free cash flow increase of 3.3%; year-to-date cash flow from operating activities of $5,123 million drove 10.6% free cash flow growth in first 9 months of 2016, supporting higher capital expenditures and execution of capital markets strategy
  Operating revenue increased 1.2%; service revenue growth of 1.8% and ongoing cost discipline drove 2.2% increase in adjusted EBITDA and 0.5 point expansion in margin to 41.4%
  Broadband leadership continues with 183,000 wireless postpaid, high-speed Internet and IPTV net subscriber additions
  Exceptional wireless performance: 107,265 postpaid net additions; service revenue up 5.7% on 3.7% higher blended ARPU; 5.0% adjusted EBITDA growth
  Wireline adjusted EBITDA growth of 0.6%, positive for a ninth consecutive quarter; industry-leading margin increased 0.6 points to 41.7% on 1.7% lower operating costs
  Media revenue up 3.5%, driving adjusted EBITDA growth of 2.2%
  CraveTV video streaming service surpasses 1 million subscribers

MONTRÉAL, November 3, 2016 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the third quarter (Q3) of 2016.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q3 2016	Q3 2015	% change
BCE
Operating revenues	5,407	5,345	1.2%
Net earnings	800	791	1.1%
Net earnings attributable to common shareholders	752	739	1.8%
Adjusted net earnings(1)	784	790	(0.8%)
Adjusted EBITDA(2)	2,236	2,187	2.2%
EPS	0.87	0.87	-
Adjusted EPS(1)	0.91	0.93	(2.2%)
Cash flows from operating activities	1,943	1,878	3.5%
Free cash flow(3)	951	921	3.3%

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“Bell is building Canada’s best networks and most innovative communications products, a strategy that continues to deliver leading growth in broadband customer additions and strong financial performance across our business segments. In Q3, we welcomed 183,000 new postpaid wireless, Fibe TV and broadband Internet customers and continued to build our leadership in Canadian media, resulting in our strongest increase in service revenue this year alongside ongoing growth in earnings and cash flow. In fact, Q3 was the 44th consecutive quarter in which Bell delivered year-over-year adjusted EBITDA growth,” said George Cope, President and CEO of BCE and Bell Canada.

"Bell’s investment and innovation leadership accelerated further in Q3, with our 4G LTE wireless network again rated Canada’s fastest by independent analysts; Canada’s first trial of 5G mobile service with our partner Nokia at Bell’s Wireless Innovation Centre; Bell becoming the first Canadian TV service provider to offer television service on Apple TV with Fibe TV; Bell Media’s CraveTV welcoming its one millionth customer; the announcement of fibre and wireless network support for Winnipeg’s unique Innovation Alley and other locations across Manitoba as part of Bell’s billion-dollar investment plan for the province; and the acquisition of Q9 Networks, creating an all-Canadian competitor to the largest international data centre operators. Respectful of our company’s long legacy of leadership in technology and service innovation, the Bell team is committed to delivering the best networks and communications products the world has to offer to Canadians everywhere,” said Mr. Cope.

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“We performed well across the business in Q3, posting another sound quarter of service revenue, adjusted EBITDA and margin growth, driven by exceptional wireless postpaid subscriber and financial results, a ninth consecutive quarter of positive wireline adjusted EBITDA growth, and a strong contribution to free cash flow from Bell Media,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada. “With a focus on profitable subscriber growth, we continued to leverage our advanced broadband networks and services to deliver strong wireless and residential wireline net customer additions in a financially disciplined manner, providing the foundation for sustained financial performance going forward. With strong year-to-date results, our 2016 financial plan remains on track as we today reconfirm all our guidance targets for the year.”

BCE RESULTS

BCE operating revenue in Q3 was up 1.2% to $5,407 million. Led by year-over-year increases at Bell Wireless and Bell Media and with higher residential Internet and TV revenues, total service revenue grew 1.8% to $5,024 million. Product revenue decreased 7.0% to $383 million due to aggressive competitor promotional wireless device discounting and reduced wireline data product sales to large business customers.

Net earnings and net earnings attributable to common shareholders totalled $800 million and $752 million, up 1.1% and 1.8% respectively from $791 million and $739 million last year. These year-over-year increases were due to growth in operating revenue that drove higher adjusted EBITDA and lower severance, acquisition and other costs, partly offset by higher other expense.

Despite increased net earnings attributable to common shareholders, net earnings per share (EPS) in Q3 was unchanged at $0.87 year over year due to the higher average number of BCE common shares outstanding, mainly the result of a $863 million bought deal offering in

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December 2015. Excluding the impact of severance, acquisition and other costs, net gains or losses on investments, and early debt redemption costs, adjusted net earnings declined 0.8% to $784 million or $0.91 per common share, compared to $790 million or $0.93 per common share in Q3 2015.

BCE’s adjusted EBITDA grew 2.2% to $2,236 million as a result of increases of 5.0% at Bell Wireless, 0.6% at Bell Wireline and 2.2% at Bell Media. This drove a 0.5 percentage-point improvement in consolidated adjusted EBITDA margin(2) to 41.4% from 40.9% in Q3 2015, reflecting continued strong wireless service revenue flow-through, steadily increasing Internet and IPTV scale that is driving growth in overall household revenue, lower total wireline operating costs, and improved business performance.

BCE continued its strategic investments in broadband wireline and wireless infrastructure with capital expenditures of $976 million in Q3, an increase of 5.3% over last year. This result is consistent with our higher planned spending for 2016 and represented a capital intensity(4) ratio (capital expenditures as a percentage of total revenue) of 18.1%, compared to 17.3% in Q3 2015. Capital investment in the quarter was focused on expanding broadband fibre directly to more homes and businesses, including the buildout of Gigabit Fibe infrastructure in Toronto and other urban locations; continued investment in Bell’s leading 4G LTE and LTE Advanced (LTE-A) networks; and increased wireless and Internet network capacity to support subscriber growth and accelerating data usage.

BCE cash flows from operating activities increased 3.5% in Q3 to $1,943 million, compared to $1,878 million last year, due to higher adjusted EBITDA and a positive change in working capital, partly offset by higher cash taxes paid. Free cash flow generated this quarter was $951 million, or 3.3% higher than last year, driven by an increase in cash flows from operating activities that was partly offset by higher capital expenditures.

BCE gained 107,265 net new wireless postpaid customers and reported a net loss of 7,009 prepaid subscribers; 36,253 net new Fibe TV customers and a net loss of 40,976 satellite TV customers; and the addition of 39,375 new high-speed Internet customers. NAS line net losses totalled 118,321. At September 30, 2016, BCE served a total of 8,380,949 wireless customers, up 2.4% year over year (including 7,578,334 postpaid customers, an increase of 4.0%); total TV subscribers of 2,745,873, up 1.7% (including 1,302,039 Fibe TV customers, an increase of 17.4%); total high-speed Internet subscribers of 3,458,160, up 2.5%; and total NAS lines of 6,358,362, a decrease of 6.4%.

CORPORATE DEVELOPMENTS

Fibe TV on Apple TV

Bell today became the first Canadian TV service provider to offer television service on Apple TV. Currently available in Ontario and Québec, Fibe TV on Apple TV gives you access to up to 450 channels live or on demand and unique Fibe features like top trending shows, with recordings and pause and rewind live TV coming later this year. Apple TV 4th generation 32 GB is now available at Bell stores in both provinces and through 310-BELL and Bell.ca.

CraveTV subscribers top 1 million

Bell Media’s TV streaming video service CraveTV welcomed its one millionth customer in Q3. Featuring both original Canadian content and programming from the world’s leading names in television entertainment such as HBO and SHOWTIME, CraveTV has grown quickly since its launch in November 2014 and expanded availability to all Canadians with an Internet account earlier this year. In October, Bell Media announced that CraveTV is now available for in-app

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purchase on Apple TV, enabling customers to subscribe directly from their iTunes account; a new deal with MGM to license the Iconic James Bond Catalogue, spanning more than 50 years and every 007 actor; and, for the first time ever, that both new and returning SHOWTIME programs will debut on CraveTV at the same time as their US broadcast premieres, including returning series The Affair, Billions, Dice, Episodes, and Ray Donovan and new series Twin Peaks, I’m Dying Up Here, and Guerilla.

Bell LTE again ranked as Canada’s fastest mobile network

Bell Mobility’s LTE wireless network was again ranked as Canada’s fastest by 2 independent analysts this summer: PCMag, which found that Bell’s wireless network was #1 nationally and faster in more cities than any other competitor and called Bell LTE “truly a world-class 4G experience,” and twice as fast as the top-ranked US wireless carrier; and Speedtest by Ookla, which determined that Bell LTE delivered the fastest mobile data download speeds of any provider across Canada, nearly twice as fast in Toronto as the overall carrier average. On July 29, Bell and partner Nokia conducted the first trials of 5G mobile technology in Canada. Expected to be widely available within 5 to 7 years, 5G will provide enhanced data speeds and capacity to support broadcast video and Internet of Things (IoT) applications.

Bell fibre to the home leads in CRTC speed tests

An Internet performance report commissioned by the CRTC and released in September found that Bell's fibre-to-the-home (FTTH) Fibe Internet service exceeds advertised download speeds by a greater margin than any of the many Internet providers tested across Canada and offers the lowest levels of latency and packet loss. Based on data collected by an international broadband measurement company from more than 3,000 Canadian Internet users, the report was the second released by the CRTC in 2016 that highlights the outstanding performance of FTTH broadband networks like Bell Fibe versus connections offered by cable companies. In Q3, Bell completed deployment of its FTTH Fibe service in Trois-Rivières, Shawinigan and other locations, part of a planned $1 billion investment in 2016 to bring FTTH and Fibe Gigabit Internet to a total of approximately 3 million homes and businesses in Atlantic Canada, Ontario and Québec by the end of the year.

Bell MTS infrastructure announcements

BCE's proposed acquisition of Manitoba Telecom Services Inc. (MTS) continues to move forward as the regulatory review process progresses with the Competition Bureau, ISED and the CRTC, following shareholder and court approval of the transaction in Q2. The two companies announced several Bell MTS communications infrastructure projects in Q3 as part of Bell’s plan to invest $1 billion over 5 years following the closing of the transaction, expected at the end of 2016 or early 2017. This includes expansion of Gigabit Fibe Internet, Fibe TV and broadband wireless to Churchill, the northern Manitoba port and ecotourism centre known as the Polar Bear Capital of the World; sponsorship of Winnipeg’s downtown “Innovation Alley” hub for innovators, entrepreneurs, students and artists, including Fibe and LTE-Advanced services; and the expansion of mobile and wireline broadband services in northern Manitoba, including in Thompson, Flin Flon and 5 indigenous communities and along the Highway 6 corridor. Bell and MTS earlier announced plans for continuous broadband wireless coverage along Highway 75 in southern Manitoba to the US border.

Bell Media launches iHeartRadio in Canada

On October 10, Bell Media launched North America’s fastest growing digital audio service, iHeartRadio, providing Canadians with access to all of Bell Media’s 105 radio stations across the country plus more than 100 additional exclusive, digital streaming channels featuring every musical genre as well as news, talk, sports and comedy. With the free iHeartRadio Canada app, users can listen to their favourite music and radio programs on iOS and Android devices, on the

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web at iHeartRadio.ca, or in their vehicles using Bluetooth, Apple CarPlay and Android Auto. Embedded apps for smart TVs and gaming consoles will also be available soon.

Acquisition of Q9 Networks

On August 8, BCE announced that it would acquire all the equity it did not already own in Toronto-based data centre operator Q9 Networks Inc. to enhance its competitiveness with domestic and international data services providers. Canada’s leading data centre operator, Bell provides business and government customers across the country with a range of data hosting and cloud solutions. Q9 was acquired in October 2012 by an investor group comprised of BCE, Ontario Teachers' Pension Plan, Providence Equity Partners and funds managed by Madison Dearborn Partners. BCE held a 35.4% stake in Q9 and acquired the remaining equity in the company from its partners in a transaction valued at approximately $680 million, including Q9 debt, which closed October 3.

New $1.5 billion public debt offering

Bell Canada completed a public offering on August 12 of $1.5 billion of medium term notes (MTN) debentures: the $850 million Series M-42 MTN debentures, maturing on October 1, 2021 with an annual interest rate of 2.00%, and the $650 million Series M-43 MTN debentures, maturing on August 12, 2026 with an annual interest rate of 2.90%. Both fully guaranteed by BCE, these series represent the lowest coupon rates ever achieved by Bell, reducing our after-tax cost of outstanding public debenture debt to 3.33%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless delivered another exceptional quarter of financial results with Q3 operating revenues up 4.3% to $1,848 million from $1,772 million in Q3 2015. Service revenues increased 5.7% to $1,711 million, reflecting a larger postpaid subscriber base and strong growth in blended ARPU(4). Product revenues decreased 11.2% to $127 million due to lower average handset pricing, the result of seasonally high levels of competitive promotional market activity and fewer customer upgrades this year.

Wireless adjusted EBITDA grew 5.0% to $796 million, from $758 million in Q3 2015, yielding a service revenue margin of 46.5%. This was achieved even with a $47 million year-over-year increase in total combined retention spending and subscriber acquisition costs, which contributed to operating cost growth of 3.7% this quarter.

  Postpaid gross additions totalled 381,630, up 7.9% over Q3 2015, reflecting Bell’s continued leadership in mobile network speed, the launch of high-profile new devices and strong sales execution.
  Postpaid net additions were up 38.1% to 107,265 from 77,655 in Q3 2015. This represents our best Q3 result since 2012, the result of higher gross additions and lower customer churn(4) compared to last year.
  Postpaid subscriber churn improved 0.05 percentage points to 1.26%, due to greater market activity last year as a result of the double cohort as well as the operational benefits of our ongoing investments in network quality, customer retention and service improvement.
  Bell Wireless postpaid customers totalled 7,578,334 at September 30, 2016, a 4.0% increase over last year. Total Bell Wireless customers grew 2.4% to 8,380,949. The

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percentage of postpaid subscribers with smartphones increased to 82% from 78% at Q3 last year, while the proportion of postpaid subscribers on LTE reached 78%, up from 63%.

  Blended ARPU increased 3.7% to $67.76, driven by a higher percentage of customers on 2- year plans, a greater mix of postpaid smartphone subscribers in the total subscriber base, and increased data usage on our 4G LTE and LTE-A mobile networks.
  Cost of acquisition (COA)(4) was up 2.9% to $459 per subscriber, reflecting a higher sales mix of premium smartphones, more postpaid gross additions compared to last year, higher handset prices due to a weak Canadian dollar, and increased marketing costs related to Olympics advertising.
  Retention spending increased to 12.7% of wireless service revenues from 11.7% in Q3 2015, despite fewer customer device upgrades compared to last year. This resulted from a higher sales mix of premium smartphone handsets and increased promotional market activity.
  Bell’s leading lineup of wireless devices expanded with the introduction of several new 4G LTE devices from leading handset manufacturers, including the iPhone 7 and iPhone 7 Plus from Apple, the Samsung Galaxy J3, the BlackBerry DTEK50, Alcatel’s Idol 4 smartphone and POP 7 tablet, and Google’s Pixel and Pixel XL.

Bell Wireline

Wireline service revenue decreased 0.3% to $2,747 million in Q3, a significant improvement compared to declines of 1.8% last quarter and 0.6% in Q3 2015, reflecting positive residential services revenue growth together with improved business and wholesale performance this quarter. Lower-margin product revenue was down 4.9% to $258 million, contributing to a 0.8% decrease in total Bell Wireline operating revenue of $3,005 million.

Overall revenue performance in Q3 was impacted by the sale of a call centre subsidiary in September 2015, acquisition and retention discounts on residential services driven by aggressive competitor back-to-school promotional offers, and slow general economic growth and competitive pricing pressures that continued to moderate business demand for core connectivity services and data products. Excluding the revenue loss from the call centre sale, residential services revenue increased approximately 1% over last year, driven by a strong 6.1% increase in total Internet and TV revenues.

Bell Wireline generated positive adjusted EBITDA growth for a ninth consecutive quarter in Q3, increasing 0.6% to $1,253 million. This yielded a 0.6 percentage-point improvement in margin to an industry-best 41.7%, driven by a 1.7% reduction in operating costs over last year from ongoing spending controls, fibre-related savings and continued service improvement.

  High-speed Internet net additions totalled 39,375, down from 57,888 last year. Despite a record quarter of customer activations in our FTTH footprint, total Internet net additions decreased year over year due to fewer wholesale subscriber net additions and higher deactivations reflecting aggressive student bundle offers from cable competitors. BCE’s high-speed Internet customer base totalled 3,458,160 at the end of Q3, up 2.5% compared to Q3 2015.
  Bell TV added 36,253 net new IPTV customers, compared to 67,908 in Q3 2015, which reflects minimal new footprint expansion and the increasing maturity of established Fibe TV markets, fewer satellite TV customer migrations, and acquisition and bundle offers that were

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generally less aggressive than last year. At the end of Q3 2016, BCE served 1,302,039 IPTV subscribers, up 17.4% over Q3 last year.

  Satellite TV net customer losses improved 2.4% to 40,976 compared to last year. The total number of Bell TV subscribers increased 1.7% to 2,745,873 at the end of Q3.
  Wireline data revenue increased 3.6% to $1,833 million, driven by combined Internet and TV revenue growth of 5.9%, higher IP broadband connectivity revenue, and an increase in business service solutions. This was moderated by lower data product sales to enterprise business customers due to the soft economy and ongoing decline in legacy data services as business customers migrate to IP-based services and reduce overall communications spending.
  Residential NAS net losses increased 2.8% to 80,587, from 78,354 in Q3 2015, due to reduced pull-through from fewer year-over-year Fibe TV activations and steadily increasing wireless and Internet-based technology substitution for local services. Business NAS net losses increased 27.0% to 37,734, from 29,722 last year, reflecting a greater number of deactivations attributable to increased business voice line conversions to IP-based services and higher demand for access lines in Q3 2015 due to the federal election.
  Total NAS access lines at the end of Q3 2016 totalled 6,358,362, representing a 6.4% year- over-year decline. Local and access revenue decreased 6.4% to $766 million while long distance revenue fell 8.7% to $189 million, mainly the result of continued reductions in NAS access lines.

Bell Media

Media revenue grew 3.5% to $716 million, up from $692 million in Q3 2015, due to higher subscriber revenues compared to last year. Strong subscriber revenue growth was driven by the national expansion of The Movie Network (TMN) in March and continued growth in CraveTV and TV Everywhere GO products.

Advertising revenue in Q3 for conventional and specialty TV declined compared to last year due to a continuing soft advertising market that saw a shift in spending to the main broadcaster of the Rio 2016 Olympics and the non-recurrence of revenue generated in Q3 2015 from the federal election. Radio advertising also decreased, mainly as a result of a weaker economy in western Canada and a general decline in audience levels. Growth in outdoor advertising at Astral Out of Home from acquisitions and new contract wins in 2016 moderated the decline in total advertising revenues this quarter.

Media adjusted EBITDA increased 2.2% to $187 million, from $183 million last year, on higher revenues and workforce restructuring savings that moderated overall operating cost growth this quarter. Media operating costs increased 3.9% to $529 million due to higher costs for sports broadcast rights, new sports programming, and the continued ramp-up in CraveTV content.

  CTV ended the summer season as the most-watched television network among total viewers with 11 of the top 20 programs, more than all other Canadian networks combined. CTV also aired 3 of the top 5 programs during Fall Premiere Week.
  Bell Media’s specialty and pay TV properties reached 84% of Canadian English specialty and pay TV viewers in the average week in Q3 and broadcast 14 of the top 20 programs among key adult viewers aged 18 to 49 and 25 to 54. Discovery was the top entertainment

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specialty station in primetime with viewers aged 25 to 54, while TMN, Space, Comedy and Bravo all ranked in the top 10.

  Bell Media maintained its leadership position in Quebec’s French-language market with specialty TV reaching 76% of the French-speaking population in the average week. Half of the top 10 specialty channels in Québec are Bell Media properties.
  Bell Media continued to lead the Canadian digital landscape in Q3 with monthly unique visitors totalling 18.3 million, average monthly time spent of 778 million minutes, and 25.9 million average monthly videos served.
  Bell Media remained Canada's top radio broadcaster in Q3, reaching 16.9 million listeners who spent 80 million hours tuned in each week.
  Astral Out of Home now offers more than 30,000 advertising faces nationally and a presence in 6 Canadian airports, including Toronto Pearson.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.6825 per common share, payable on January 15, 2017 to shareholders of record at the close of business on December 15, 2016.

OUTLOOK FOR 2016

BCE confirmed its financial guidance targets for 2016, as provided on February 4, 2016, as follows:

	February 4 Guidance	November 3 Guidance
Revenue growth	1% – 3%	On track
Adjusted EBITDA growth	2% – 4%	On track
Capital intensity	approx. 17%	On track
Adjusted EPS	$3.45 – $3.55	On track
Free cash flow growth	approx. 4% – 12%	On track
Annualized common dividend per share	$2.73	$2.73
Dividend payout(4)	65% – 75% of free cash flow	On track

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q3 2016 results on Thursday, November 3 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-223-7781 or (416) 340-2216. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 2833120#.

A live audio webcast of the conference call will be available on BCE's website at BCE Q3-2016 conference call. The mp3 file will be available for download on this page later in the day.

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NOTES

The information contained in this news release is unaudited.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q3 2016		Q3 2015
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	752	0.87	739	0.87
Severance, acquisition and other costs	20	0.03	35	0.05
Net losses on investments	12	0.01	16	0.01
Adjusted net earnings	784	0.91	790	0.93

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4 to BCE’s Q3 2016 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)
	Q3 2016	Q3 2015
Net earnings	800	791
Severance, acquisition and other costs	25	46
Depreciation	706	727
Amortization	161	133
Finance costs
Interest expense	227	227
Interest on post-employment benefit obligations	20	27
Other (expense) income	13	(35)
Income taxes	284	271
Adjusted EBITDA	2,236	2,187
BCE operating revenues	5,407	5,345
Adjusted EBITDA margin	41.4%	40.9%

(3)	The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q3 2016	Q3 2015
Cash flows from operating activities	1,943	1,878
Capital expenditures	(976)	(927)
Cash dividends paid on preferred shares	(34)	(37)
Cash dividends paid by subsidiaries to non-controlling interest	(13)	(26)
Acquisition and other costs paid	31	33
Free cash flow	951	921

(4)	We use ARPU, churn, COA, capital intensity and dividend payout to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) in BCE’s Q3 2016 MD&A for a definition of such KPIs.

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CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2016 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2016 annualized common share dividend and common share dividend payout target, the expected timing and completion of BCE’s proposed acquisition of all of the issued and outstanding shares of MTS, our network deployment plans and related capital investments, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 3, 2016 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 3, 2016. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2016 financial results, as well as our objectives, strategic priorities and business outlook for 2016, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The nature and value of capital investments planned to be made by BCE in Manitoba over five years assumes completion of the proposed acquisition of MTS as well as our ability to access or generate the necessary sources of capital. However, there can be no assurance that such transaction will be completed or that the required sources of capital will be available with the result that the actual capital investments made by BCE in Manitoba during such period could materially differ from current expectations.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.1% in 2016, down 20 basis points from an earlier estimate of 1.3%

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  Sustained weak employment growth, as the overall level of business investment is expected to remain soft
  Interest rates to remain relatively stable for the remainder of 2016 after declining in the first half of the year
  Strengthened Canadian dollar since the beginning of the year to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher but slowing wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained
  Soft advertising market expected due to variable demand, and escalating costs to secure TV programming

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Earlier expiries under two-year contracts compared to three-year contracts, leading to an increase in the number of subscribers who are eligible for upgrades
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from price increases
  Completion of the LTE network buildout to 98% of the Canadian population and expansion of the LTE-A network coverage to over 70% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Positive full-year 2016 residential TV and Internet net customer additions
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere services, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment

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  Limited downsizing of current TV packages by customers as a result of the implementation of TV unbundling
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers and reduction of traffic that is not on our network
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  Positive full-year adjusted EBITDA growth driven by the national expansion of our TMN pay TV service, labour savings from workforce reductions in 2015, and CraveTV subscriber growth, more than offsetting higher TV programming and sports rights costs, continued CraveTV investment and the financial impact of TV unbundling
  Continued scaling of CraveTV, including a successful direct-to-consumer launch
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2016:

  total post-employment benefit plans cost to be approximately $300 million to $350 million, based on an estimated accounting discount rate of 4.2%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $230 million to $270 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $70 million to $80 million depreciation and amortization expense of approximately $3,525 million to $3,575 million net interest expense of approximately $875 million to $925 million tax adjustments (per share) of approximately $0.05
  an effective tax rate of approximately 26%
  non-controlling interest (NCI) of approximately $40 million to $60 million total pension plan cash funding of approximately $400 million to $450 million cash taxes of approximately $675 million to $725 million
  net interest payments of approximately $875 million to $925 million other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately ($50) million to $25 million average BCE common shares outstanding of approximately 870 million an annual common share dividend of $2.73 per share

The foregoing assumptions, although considered reasonable by BCE on November 3, 2016, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2016 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2016 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks.

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Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the emerging fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud- based solutions are bypassed the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information based customer service strategies the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models

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  the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters the expected timing and completion of the proposed acquisition of MTS and of the proposed subsequent divestiture of certain postpaid wireless subscribers and dealer locations of MTS to TELUS Corporation are subject to closing conditions and other risks and uncertainties, and there can be no certainty that the anticipated benefits will be realized

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2015 Annual MD&A dated March 3, 2016 (included in the BCE 2015 Annual Report), BCE’s 2016 First, Second and Third Quarter MD&As dated April 27, 2016, August 3, 2016 and November 2, 2016, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

ABOUT BCE

Canada's largest communications company, BCE provides broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

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Media inquiries:

Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca